UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No.    )

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

9F Inc.

(Name of Issuer)

American depositary shares, each representing one Class A ordinary share, par value $0.00001 per share

(Title of Class of Securities)

65442R109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 65442R109

1	NAME OF REPORTING PERSONS Silverhorn Investment Advisors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,075,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,075,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,075,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%**
12	TYPE OF REPORTING PERSON* FI, CO

*	See instructions before filling out.
**

See ITEM 4 for further information. Per Securities and Exchange Commission guidance, the Reporting Persons treat the ADS representing one Class A ordinary share, par value $0.00001 per share, as one class of securities.

CUSIP No. 65442R109

1	NAME OF REPORTING PERSONS Silverhorn SPC Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,075,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,075,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,075,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%**
12	TYPE OF REPORTING PERSON* OO

*	See instructions before filling out.
**

See ITEM 4 for further information. Per Securities and Exchange Commission guidance, the Reporting Persons treat the ADS representing one Class A ordinary share, par value $0.00001 per share, as one class of securities.

CUSIP No. 65442R109

1	NAME OF REPORTING PERSONS Titan Capital Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,075,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,075,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,075,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%**
12	TYPE OF REPORTING PERSON* CO

*	See instructions before filling out.
**

See ITEM 4 for further information. Per Securities and Exchange Commission guidance, the Reporting Persons treat the ADS representing one Class A ordinary share, par value $0.00001 per share as one class of securities.

CUSIP No. 65442R109

1	NAME OF REPORTING PERSONS Reto Merazzi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Swiss Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,075,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,075,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,075,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%**
12	TYPE OF REPORTING PERSON* IN, HC

*	See instructions before filling out.
**

See ITEM 4 for further information. Per Securities and Exchange Commission guidance, the Reporting Persons treat the ADS representing one Class A ordinary share, par value $0.00001 per share, as one class of securities.

CUSIP No. 65442R109

1	NAME OF REPORTING PERSONS Michael Raza Imam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Swiss Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,075,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,075,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,075,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%**
12	TYPE OF REPORTING PERSON* IN, HC

*	See instructions before filling out.
**

See ITEM 4 for further information. Per Securities and Exchange Commission guidance, the Reporting Persons treat the ADS representing one Class A ordinary share, par value $0.00001 per share, as one class of securities.

SCHEDULE 13G

Item 1(a)	Name of Issuer.

9F Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Jiufu Building, Rongxin Technology Center

Chaoyang District, Beijing 100102

People’s Republic of China

Item 2(a)	Name of Person Filing.

Silverhorn Investment Advisors Limited, a company incorporated with limited liability in Hong Kong (“Silverhorn Advisors”), Silverhorn SPC Ltd, a British Virgin Islands open-ended investment company registered as a segregated portfolio company (“Silverhorn SPC”), Titan Capital Holdings Limited (“Titan”), a British Virgin Islands company, Reto Merazzi and Michael Raza Imam (together with Silverhorn Advisors, Silverhorn SPC, Titan and Mr. Merazzi, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

The address of the Reporting Persons is:

18/F, 100QRC

100 Queen’s Road Central, Hong Kong

Item 2(c)	Citizenship or Place of Organization.

Silverhorn Advisors is a company incorporated with limited liability in Hong Kong. Silverhorn SPC is a British Virgin Islands open-ended investment company registered as a segregated portfolio company. Titan is a British Virgin Islands company. Mr. Merazzi is a citizen of Switzerland. Michael Raza Imam is a citizen of Switzerland.

Item 2(d)	Title of Class of Securities.

American depositary shares (“ADS”), each representing one Class A ordinary share, par value $0.00001 per share (the “Class A Ordinary Shares”). The Reporting Persons beneficially own Class A Ordinary Shares.

Item 2(e)	CUSIP Number.

65442R109

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a)	As of December 31, 2019, each of the Reporting Persons are the beneficial owners of 7,075,000 Class A Ordinary Shares.

(b)

As of December 31, 2019, each of the Reporting Persons are the beneficial owners of 5.5% of the outstanding Class A Ordinary Shares. This percentage is determined by dividing 7,075,000 Class A Ordinary Shares by 128,228,600, the number of Class A Ordinary Shares outstanding following the offering as of the closing of the offering on August 19, 2019 reflected on the prospectus filed with the Securities and Exchange Commission on August 15, 2019, with the exercise of the overallotment option (as confirmed by the Issuer).

(c)

Each of Silverhorn SPC and Silverhorn Advisors, as the investment manager of Silverhorn SPC and its subsidiary Titan, have sole power to direct the voting and disposition of the ADS held by Titan reported in Item 4(a). As the directors of Silverhorn SPC and Silverhorn Advisors, Messrs. Merazzi and Imam have shared power to direct the voting and disposition of the ADS held by Silverhorn SPC reported in Item 4(a).

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2020

Silverhorn Investment Advisors Limited

By:	/s/ Michael Raza Imam
Michael Raza Imam, Director

Silverhorn SPC Ltd

By:	/s/ Michael Raza Imam
Michael Raza Imam, Director

Titan Capital Holdings Limited

By:	/s/ Ye Jun Ye Jun

/s/ Reto Merazzi
Reto Merazzi

/s/ Michael Raza Imam
Michael Raza Imam

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated as of January 13, 2020, by and among Silverhorn Investment Advisors Limited, Silverhorn SPC Ltd, Titan Capital Holdings Limited, Reto Merazzi and Michael Raza Imam